PRICING TERM SHEET Dated as of May 5, 2015	Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-195129 Relating to the Preliminary Prospectus Supplement dated May 4, 2015

NEW SOURCE ENERGY PARTNERS L.P.

11.00% Series A Cumulative Convertible Preferred Units

The information in this pricing term sheet relates only to the offering (the “Offering”) of the 11.00% Series A Cumulative Convertible Preferred Units and should be read together with the preliminary prospectus supplement dated May 4, 2015 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the Offering (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	New Source Energy Partners L.P., a Delaware limited partnership (the “Issuer”)

Title of Securities:	11.00% Series A Cumulative Convertible Preferred Units (the “Series A Preferred Units”)

Units Offered:	1,760,000 Series A Preferred Units

Underwriters’ Option to Purchase Additional Series A Preferred Units:	Up to 264,000 Series A Preferred Units, solely to cover over-allotments.

Liquidation Preference:	$25.00 per Series A Preferred Unit, plus accumulated but unpaid distributions

Public Offering Price:	$25.00 per Series A Preferred Unit.

Common Units:	The Issuer’s common units are listed on the New York Stock Exchange (the “NYSE”) under the symbol “NSLP.”

Distributions:	Holders of the Series A Preferred Units will be entitled to receive, when, as and if declared by the board of directors of the Issuer’s general partner out of funds legally available for payment, cumulative cash distributions at the rate per annum of 11.00% per unit on the liquidation preference of $25.00 per Series A Preferred Unit.

Distribution Payment Dates:	January 15, April 15, July 15 and October 15, commencing on July 15, 2015

Distribution Record Dates:	January 1, April 1, July 1 and October 1, as the case may be, immediately preceding the relevant distribution payment date

NYSE Closing Unit Price of the Issuer’s Common Units on May 5, 2015:	$5.75 per common unit

Initial Conversion Rate:	3.7821 common units per Series A Preferred Unit

Use of Proceeds:

The Issuer expects to receive net proceeds from the Offering of approximately $40.4 million (or $46.6 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and estimated offering expenses.

The Issuer intends to use all of the net proceeds from the Offering to repay a portion of the outstanding borrowings under its revolving credit facility.

Listing:	The Issuer intends to use commercially reasonable efforts to effect the listing of the Series A Preferred Units on the NYSE within 30 days after the Closing Date and, upon such listing, will use commercially reasonable efforts to maintain such listing and satisfy the requirements for such continued listing.

Trade Date:	May 5, 2015

Settlement Date:	May 8, 2015

CUSIP/ISIN:	64881E 307 / US64881E3071

Joint Book-Running Managers:	Stifel, Nicolaus & Company, Incorporated Robert W. Baird & Co. Inc.

Co-Lead Managers:	Janney Montgomery Scott LLC Oppenheimer & Co. Inc. Wunderlich Securities, Inc.

Conversion at the Option of the Holder:

Holders of Series A Preferred Units may convert their Series A Preferred Units on any January 1, April 1, July 1 or October 1 based on an initial conversion rate of 3.7821 common units per Series A Preferred Unit (which is equivalent to an initial conversion price of approximately $6.61 per common unit), subject to adjustment as described under “Description of Series A Preferred Units—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement and increase as described under “Description of Series A Preferred Units—Special Rights upon a Fundamental Change” in the Preliminary Prospectus Supplement. A holder of Series A Preferred Units may submit a notice of conversion at any time, and the holder will be deemed a record holder of common units on the next succeeding conversion date.

The holders of Series A Preferred Units at the open of business on a record date will be entitled to receive the distribution on those units on the corresponding distribution payment date notwithstanding the conversion of such units following such record date or the Issuer’s failure to pay the distribution due on such distribution payment date. However, notwithstanding the foregoing, Series A Preferred Units surrendered for conversion during the period between the open of business on any record date and 5:00 p.m. New York City time (the “close of business”) on the business day immediately preceding the corresponding distribution payment date must be accompanied by payment of an amount equal to the distribution payable on such units on such distribution payment date; provided, that no such payment is required:

•    in respect of a mandatory conversion during such period;

•    if the special rights end date (as defined below) occurs during such period; or

•    for conversions following the record date immediately preceding the term redemption date (or any subsequent redemption date).

Mandatory Conversion:	On or after July 15, 2018, if the closing sale price of the Issuer’s common units equals or exceeds 150% of the conversion price for at least 20 trading days (whether or not consecutive) within any period of 30 consecutive trading days (including the last day of such period), the Issuer may, at its option, cause all of the shares of Series A Preferred Units to be automatically converted into the Issuer’s common units at the then-applicable conversion rate.

Mandatory Redemption:	As described in the Preliminary Prospectus Supplement, the Issuer will redeem all of the Series A Preferred Units on July 15, 2022, at a redemption price equal to $25.00 per unit plus an amount equal to accumulated but unpaid distributions thereon (whether or not earned or declared but excluding interest thereon) up to (but excluding) the term redemption date. If the Issuer does not redeem the Series A Preferred Units on July 15, 2022, then the per annum distribution rate will increase by an additional 2.00% per month until such redemption, up to a maximum rate per annum of 20.00% per Series A Preferred Unit.

Special Rights upon a Fundamental Change:

If the Issuer undergoes a “fundamental change” (as defined in the Preliminary Prospectus Supplement) and a holder submits a notice of conversion of its Series A Preferred Units at any time during the period after the effective date of a fundamental change and ending at the close of business on the 30th business day immediately following such effective date, then the holder will be deemed a record holder of common units on such 30th day and the Issuer will deliver to the converting holder, for each Series A Preferred Unit surrendered for conversion, the greater of:

•    a number of common units equal to the sum of (i) the conversion rate and (ii) the make-whole premium, if any, as calculated and described under “Description of Series A Preferred Units—Determination of the Make-Whole Premium;” in the Preliminary Prospectus Supplement; and

•    a number of common units equal to the conversion rate which will be increased to equal (i) the sum of the $25.00 liquidation preference plus all accumulated and unpaid distributions to, but excluding, the settlement date for such conversion, divided by (ii) the average of the closing sale prices of the Issuer’s common units for the five consecutive trading days ending on the third business day prior to such settlement date. Notwithstanding the foregoing, the conversion rate as adjusted as described in this bullet will not exceed 8.6957 common units per Series A Preferred Unit (subject to adjustment in the same manner as the conversion rate), which is equal to the $25.00 liquidation preference, divided by 50% of the closing sale price of the Issuer’s common units on May 5, 2015.

See “Description of Series A Preferred Units—Special rights upon a fundamental change” and “Description of Series A Preferred Units—Determination of the make-whole premium” in the Preliminary Prospectus Supplement.

Determination of the Make-Whole Premium:	The following table sets forth the number of additional common units per Series A Preferred Unit that is converted following the effective date of a fundamental change and prior to the “special rights end date” (as defined in the Preliminary Prospectus Supplement) as described in the Preliminary Prospectus Supplement, based on the “effective date” and the “unit price” (each as defined in the Preliminary Prospectus Supplement) paid (or deemed to be paid) per common unit in such fundamental change:

	Unit Price (1)
Effective Date	$5.75	$6.00	$6.50	$6.61	$7.00	$8.00	$9.00	$10.00	$11.00	$12.00
May 5, 2015	0.5657	0.4855	0.3523	0.3272	0.2485	0.1059	0.0263	0.0000	0.0000	0.0000
July 15, 2016	0.5657	0.5568	0.4260	0.4011	0.3219	0.1711	0.0811	0.0334	0.0116	0.0000
July 15, 2017	0.5657	0.5980	0.4602	0.4338	0.3498	0.1850	0.0826	0.0274	0.0033	0.0000
July 15, 2018	0.5657	0.6212	0.4684	0.4373	0.3333	0.1540	0.0590	0.0000	0.0000	0.0000
July 15, 2019	0.5657	0.6319	0.4637	0.4301	0.3273	0.1420	0.0330	0.0000	0.0000	0.0000
July 15, 2020	0.5657	0.6169	0.4442	0.4101	0.3063	0.1224	0.0167	0.0000	0.0000	0.0000
July 15, 2021	0.5657	0.5238	0.3537	0.3214	0.2267	0.0742	0.0000	0.0000	0.0000	0.0000
July 15, 2022	0.5657	0.3845	0.0640	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(1)	The unit prices set forth in the table above will be adjusted as of any date on which the conversion rate is adjusted. The adjusted unit prices will be equal to the unit prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the unit price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional units in the table above will be adjusted in the same manner and at the same time as the conversion rate as set forth under “Description Series A Preferred Units—Conversion Rights—Conversion rate adjustments” in the Preliminary Prospectus Supplement.

The exact unit price and effective date may not be set forth on the table, in which case:

•	if the unit price is between two unit prices on the table or the fundamental change effective date is between two fundamental change effective dates on the table, the number of additional units will be determined by a straight-line interpolation between the number of additional units set forth for the higher and lower unit prices or the earlier and later fundamental change effective dates, as applicable, based on a 365-day year;

•	if the unit price is in excess of $12.00 per unit (subject to adjustment in the same manner as the unit prices), no additional units will be added to the conversion rate; and

•	if the unit price is less than $5.75 per unit (subject to adjustment in the same manner as the unit prices), no additional units will be added to the conversion rate.

Additional Comments:	On a pro forma basis after giving effect to this offering and the use of proceeds therefrom as described in “Use of Proceeds” (assuming no exercise of the underwriters’ option to purchase additional Series A Preferred Units), earnings for the year ended December 31, 2014 would have been insufficient to cover fixed charges by approximately $40.8 million and earnings for the year ended December 31, 2014 would have been insufficient to cover combined fixed charges and distributions on the Series A Preferred Units by approximately $45.7 million, in each case primarily due to noncash impairment charges of $59.0 million on goodwill and certain intangible assets.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus dated April 21, 2014 and the Preliminary Prospectus Supplement dated May 4, 2015) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter or dealer participating in the Offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request them by contacting: Stifel, Nicolaus & Company, Incorporated by mail at Stifel, Nicolaus & Company, Incorporated, Attn: Prospectus Department, One South Street, 15th Floor, Baltimore, Maryland 21202, or by phone at 1-855-300-7136; or Robert W. Baird & Co. Incorporated by mail at Robert W. Baird & Co. Incorporated, Attn: Syndicate Department, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, or by phone at 1-800-792-2473.

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